Filed by BBX Capital Corporation

Commission File No. 001-13133

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: BBX Capital Corporation

Commission File No. 001-13133

BBX Capital Corporation Reports Financial Results

For the First Quarter, 2013

FORT LAUDERDALE, Florida – May 15, 2013 – BBX Capital Corporation (“BBX Capital” and/or the “Company”) (NYSE: BBX), formerly BankAtlantic Bancorp, Inc., reported financial results for the first quarter ended March 31, 2013.

BBX Capital reported a net loss of ($6.5) million, or ($0.41) per diluted share, for the quarter ended March 31, 2013, versus a net loss of ($14.2) million, or ($0.91) per diluted share, for the quarter ended March 31, 2012.

As of March 31, 2013, BBX Capital had total consolidated assets of approximately $432.5 million and shareholders equity of approximately $234.4 million.

On April 2, 2013, BBX Capital and BFC Financial Corporation (“BFC”) (OTCQB: BFCF) announced that they had completed their previously announced acquisition of Bluegreen Corporation (“Bluegreen”). Prior to completion of the transaction, BFC, through its subsidiary, Woodbridge Holdings, LLC (“Woodbridge”), owned approximately 54% of Bluegreen’s outstanding Common Stock. Under the terms of the merger agreement between BFC, Woodbridge and Bluegreen, Woodbridge acquired the remaining approximate 46% of Bluegreen’s outstanding Common Stock in a cash merger pursuant to which Bluegreen’s public shareholders received $10.00 per share in cash. BBX Capital participated in the transaction by acquiring a 46% equity interest in Woodbridge for an investment of approximately $71.75 million (consisting of $60 million in cash and a promissory note in Woodbridge’s favor in the principal amount of $11.75 million). As a result of the completed transaction, Bluegreen is now a direct wholly owned subsidiary of Woodbridge, and BFC and BBX Capital will share in distributions made from Woodbridge, if any, pro rata based on their membership interests of 54% and 46%, respectively.

On May 7, 2013, BBX Capital and BFC announced that they have entered into a definitive merger agreement pursuant to which BBX Capital will become a wholly owned subsidiary of BFC Financial. Under the terms of the merger agreement, which was unanimously approved by a special committee comprised of BBX Capital’s independent directors as well as the boards of directors of both companies, BBX Capital’s shareholders (other than BFC) will be entitled to receive 5.39 shares of BFC’s Class A Common Stock for each share of BBX Capital’s Class A Common Stock held at the effective time of the merger. BFC currently owns approximately 53% of BBX Capital’s Class A Common Stock and 100% of its Class B Common Stock, all of which will be canceled upon consummation of the merger. It is currently anticipated that the merger will be consummated promptly after all conditions to closing under the merger agreement are satisfied or, to the extent permitted under applicable law or the merger agreement, waived. The listing of BFC’s Class A Common Stock on a national securities exchange or interdealer quotation system of a registered national securities association is a condition to consummation of the merger.

“Since the beginning of the year, BBX Capital has monetized approximately $40 million in loans and real estate assets, acquired two signature self storage facilities in Fort Lauderdale, explored real estate development opportunities, made a significant strategic investment in Bluegreen Corporation through our investment in Woodbridge, and announced a proposed merger with BFC Financial,” commented Mr. Alan B. Levan, Chief Executive Officer of BBX Capital. “In that regard, we believe this has been a very productive start to 2013. Recognizing the nature of BBX Capital’s assets and investments, the majority of which are not income producing and are not expected to generate revenue or income on a regular or predictable basis, our goal is to build long-term value.”

More complete information relating to BBX Capital and its financial results is available in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, and is available to view on the SEC’s website, www.sec.gov, or on BBX Capital’s website, www.BBXCapital.com.

About BBX Capital Corporation: BBX Capital (NYSE: BBX), formerly known as BankAtlantic Bancorp, is involved in the ownership, financing and management of real estate and real estate related assets and operating businesses. In addition to its 46% ownership interest in Bluegreen Corporation (a vacation ownership company with 170,000 owners and over 61 owned or managed resorts), the business of BBX Capital involves real estate ownership, direct acquisition and joint venture equity in real estate, as well as the pursuit of specialty finance and investments in middle market operating businesses. For more information, visit www.BBXCapital.com

BBX Capital Contact Info:

Investor Relations: Leo Hinkley, Investor Relations Officer, 954- 940-5300

Email: InvestorRelations@BBXCapital.com

Media contact: Caren Berg, Boardroom Communications, (954) 370-8999

Email: cberg@boardroompr.com

Additional Information and Where to Find it:

BFC will file with the SEC a Registration Statement on Form S-4, in which a joint proxy statement/prospectus concerning the merger described in this press release will be included. The joint proxy statement/prospectus will be sent to the shareholders of BFC and BBX Capital, who are advised to read the joint proxy statement/prospectus when it is finalized and distributed because it will contain important information. Shareholders of BFC and BBX Capital will be able to obtain a copy of the joint proxy statement/prospectus and other relevant documents filed with the SEC free-of-charge from the SEC’s website at www.sec.gov or under the “Investors – SEC Filings” tab of the companies’ respective websites at www.BFCFinancial.com and www.BBXCapital.com. Shareholders may also obtain free copies of the documents by directing a request by mail to the applicable company at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Corporate Secretary, or by calling 954-940-4900 (in the case of BFC) or 954-940-4000 (in the case of BBX).

BFC, BBX Capital and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders in connection with the merger. Information concerning the interests of the persons who may be considered “participants” in the solicitation as well as additional information concerning BFC’s and BBX Capital’s directors and executive officers will be set forth in the joint proxy statement/prospectus relating to the merger. Information concerning BFC’s and BBX Capital’s directors and executive officers is also set forth in their respective filings with the SEC.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

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This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements and include words or phrases such as “plans,” “believes,” “will,” “expects,” “anticipates,” “intends,” “estimates,” “our view,” “we see,” “would” and words and phrases of similar import. The forward looking statements in this press release are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve substantial risks and uncertainties. These risks and uncertainties include, but are not limited to the impact of economic, competitive and other factors affecting the Company and its assets, including the impact of decreases in real estate values, and increased unemployment or sustained high unemployment rates on the ability of borrowers to service their obligations and the value of collateral securing our loans; credit risks and loan losses, and the related sufficiency of the allowance for loan losses, including the impact of the economy and real estate market values on our assets and the credit quality of our loans; the risk that loan losses will continue and the risks of additional charge-offs, impairments and required increases in our allowance for loan losses, the impact of and expenses associated with litigation, including litigation brought by the SEC; the value of the assets held by BBX Capital following the sale of BankAtlantic may not be monetized at the values currently ascribed to them; that our investment in Bluegreen through Woodbridge will not be as advantageous as anticipated; and that the scope and success of our future business plans may not be realized as anticipated, if at all. This document also contains forward looking statements regarding the Company’s proposed merger with BFC which are subject to risks relating to the ability to realize the expected benefits from the merger, the ability of the parties to satisfy all of the conditions to the closing of the merger, including BFC’s ability to obtain the listing of its Class A Common Stock on a national securities exchange (or qualified interdealer quotation system), litigation that may be brought challenging the merger, and that the merger may not otherwise be consummated in accordance with its terms, or at all. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. Reference is also made to the risks and uncertainties detailed in reports filed by the Company with the SEC, including the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, which may be viewed on the SEC’s website at www.sec.gov or on BBX Capital’s website at www.BBXCapital.com. Further, relating to the proposed merger of BBX Capital and BFC, reference is also made to the risks and uncertainties detailed in reports filed by BBX and BFC with the SEC, including the “Risk Factors” sections thereof, which may also be viewed on the SEC’s website at www.sec.gov, on BBX Capital’s website www.BBXCapital.com, or BFC’s website at www.BFCFinancial.com. The Company cautions that the foregoing factors are not exclusive.